Exhibit 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
STRONG FULL-YEAR 2008 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, February 5, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the year ended December 31, 2008 was $700 million or $1.77 per diluted share, compared to $240 million or $0.59 per diluted share in 2007. Net income for the three months ended December 31, 2008 totaled $458 million or $1.16 per share, compared to $105 million or $0.27 per diluted share during the same period in 2007.
Included in fourth quarter net income is a net gain of $339 million associated with revaluing the company’s future tax liability offset by certain non-cash adjustments to assets. For the year ended 2008, net income included a net gain of $466 million including the sale of a 50% interest in one property in Toronto in the third quarter.
During 2008, Brookfield Properties leased 6.4 million square feet of space at an average net rent of $25.44 per square foot, which represents a 43% improvement versus the average expiring net rent on this space of $17.80 per square foot. The company’s managed portfolio-wide occupancy rate finished the year at 96.3%, a 30 basis point improvement over the prior quarter and consistent with 2007.
FINANCIAL RESULTS
Funds from operations (“FFO”) for the year ended December 31, 2008 totaled $626 million or $1.59 per share, compared to $629 million or $1.57 per share in 2007. Funds from operations for the three months ended December 31, 2008 totaled $191 million or $0.49 per diluted share, compared to $187 million or $0.47 per diluted share in 2007.
Commercial property net operating income for the year was $1,328 million, compared to $1,260 million in 2007. Commercial property net operating income for the three months ended December 31, 2008 was $322 million, compared to $318 million for the same period in 2007.
Residential operations contributed $144 million of net operating income for the year, consistent with 2006 results, and compared with a record $237 million in 2007. Residential operations contributed $46 million of net operating income in the fourth quarter of 2008, compared to $80 million during the same quarter of 2007.

HIGHLIGHTS OF THE FOURTH QUARTER
Renewed the corporate revolver credit facility through June 2011. The facility had an initial closing for $388 million with the ability for subsequent closings further increasing the size of the facility. The initial closing closed subsequent to the fourth quarter and represents $625 million of liquidity when considered with the company’s current cash balances and other available and undrawn credit facilities.
Received confirmation of BBB investment-grade corporate credit rating by Standard & Poor’s, owing to a “diversified tenant profile with long-term leases,” and “solid management with a proven track record in managing and operating high-quality office properties.”
Completed the redevelopment of 1225 Connecticut Avenue, Washington, DC, as a LEED Gold Class A office building and leased 100% of the office space, 227,000 square feet, to the World Bank for ten years.
Completed the Two Reston Crescent development in Virginia, and leased 57,000 square feet to United Health Care on a ten-year lease. The six-story, 185,000-square-foot office building sits on a 36-acre business campus along the Dulles Corridor.
Declared dividend. The board of directors declared a common share dividend of $0.14 per share for the fourth quarter, unchanged from previous quarters, as a reflection of the company’s strong financial footing.
Leased 1.8 million square feet of space in its managed portfolio during the fourth quarter of 2008. New leases represent 41% of the total during the fourth quarter while renewals represent the remainder. Highlights include:
      Calgary — 768,000 square feet
•	An eight-year, 717,000-square-foot renewal with Imperial Oil at Fifth Avenue Place, including 84,000 square feet of expansion space
      Houston — 398,000 square feet
•	A five-year, 222,000 square foot renewal with Continental Airlines at Continental Center II
      New York — 149,000 square feet
•	A seven-year, 84,000 square foot renewal with Richards Kibbe & Orbe at One World Financial Center
Realized net gain of $339 million including a gain of $479 million associated with revaluing the company’s future tax liability as a result of management’s decision to convert its U.S. properties held outside of the U.S. Fund into an internal REIT structure, offset by a non-cash impairment charge of

$140 million representing a revaluation of the company’s investments in Minneapolis, as they were classified as discontinued operations.
GUIDANCE
Brookfield Properties announced that full-year 2009 diluted funds from operations per share guidance prior to lease termination income, special fees and gains is in the range of $1.42 to $1.49 with a mid-point of $1.45.
OUTLOOK
“Despite a historic period of financial volatility, Brookfield Properties is fairing well as evidenced by solid earnings, strong cash flows and low vacancy,” stated Ric Clark, CEO of Brookfield Properties Corporation. “Until the global economic picture becomes more clear, our foremost priority for 2009 is capital preservation and creation. With high occupancy, low rollover exposure and manageable near-term debt maturities, we are cautiously optimistic about our operating prospects for 2009.”
* * *

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, gains and losses on long-lived assets, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.

Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on March 31, 2009 to shareholders of record at the close of business on March 2, 2009. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on March 31, 2009 to shareholders of record at the close of business on March 16, 2009.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2008 fourth quarter and full-year results on Thursday, February 5, 2009 at 11:00 a.m. Eastern time. Scheduled speakers are Ric Clark, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.374.0199; pass code 79859209, five minutes prior to the scheduled start of the call. A replay of this call can be accessed through March 6, 2009 by dialing 800.642.1687; pass code 79859209. A webcast of the call will be available at www.brookfieldproperties.com until March 31, 2009.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package before the market open on February 5, 2009 at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in 17 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

CONSOLIDATED BALANCE SHEET

(US Millions)	December 31, 2008	December 31, 2007

Assets
Commercial properties	$14,901	$15,889
Commercial development	1,225	1,172
Residential development	1,196	1,228
Receivables and other	935	1,056
Intangible assets	637	759
Restricted cash and deposits	116	151
Cash and cash equivalents	157	214
Assets related to discontinued operations (i)	290	4

	$19,457	$20,473

Liabilities
Commercial property debt	$11,505	$12,125
Accounts payable and other liabilities	1,168	1,357
Intangible liabilities	707	834
Future income tax liability	247	600
Liabilities related to discontinued operations (ii)	217	3
Capital securities — corporate	882	1,053
Capital securities — fund subsidiaries	711	739
Non-controlling interests — fund subsidiaries	212	216
Non-controlling interests — other subsidiaries	68	86
Preferred equity — subsidiaries	313	382

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	3,382	3,033

	$19,457	$20,473

(i)	Includes $271 million of commercial properties and $19 million of other assets associated with discontinued operations at December 31, 2008 (December 31, 2007 — $3 million and $1 million, respectively).

(ii)	Includes commercial property debt of $199 and $18 million of other liabilities associated with discontinued operations at December 31, 2008 (December 31, 2007 — nil and $3 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions, except per share amounts)	2008	2007	2008	2007

Total revenue	$717	$823	$2,782	$2,820

Net operating income
Commercial property operations(i)	$322	$318	$1,328	$1,260
Residential development operations	46	80	144	237
Interest and other	12	12	52	44

	380	410	1,524	1,541

Expenses
Interest
Commercial property debt	163	168	637	673
Capital securities — corporate	12	15	57	61
Capital securities — fund subsidiaries(ii)	(53)	(5)	(70)	(27)
General and administrative	19	27	103	103
Transaction costs	—	2	—	44
Non-controlling interests
Fund subsidiaries	(7)	(22)	(22)	(75)
Other subsidiaries	4	7	20	23
Depreciation and amortization	148	134	545	519
Future income taxes and other(iii)	(503)	4	(453)	69

Net income from continuing operations	$597	$80	$707	$151

Discontinued operations	(139)	25	(7)	89
Net income(i)	$458	$105	$700	$240

Net income per share — diluted
Continuing operations	$1.50	$0.20	$1.79	$0.37
Discontinued operations	(0.34)	0.07	(0.02)	0.22

	$1.16	$0.27	$1.77	$0.59

Funds from operations per share — diluted
Prior to discontinued operations	$0.48	$0.45	$1.55	$1.50
Discontinued operations	0.01	0.02	0.04	0.07

	$0.49	$0.47	$1.59	$1.57

(i)	Includes a net operating income loss of $13 million as a result of damage caused by Hurricane Ike, a loss of $8 million to net income after considering non-controlling interests.

(ii)	Current quarter includes a non-cash gain of $38 million on settlement of debt security in U.S. Office Fund.

(iii)	Current quarter includes gain of $479 million on conversion of U.S. Operations to an internal REIT.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2008	2007	2008	2007

Net income	$458	$105	$700	$240
Add (deduct) non-cash and extraordinary items
Depreciation and amortization	148	134	545	519
Future income taxes and other	(503)	4	(453)	69
Transaction costs	—	2	—	44
Discontinued operations	142	(17)	23	(62)
Non-controlling interests in above items	(54)	(41)	(189)	(181)

Funds from operations	$191	$187	$626	$629

FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions, except per share amounts)	2008	2007	2008	2007

Funds from operations	$191	$187	$626	$629
Preferred share dividends	(1)	—	(3)	(3)

Funds available to common shareholders	190	187	623	626
Weighted average shares outstanding	391	397	393	400

Funds from operations per share	$0.49	$0.47	$1.59	$1.57

DISCONTINUED OPERATIONS

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2008	2007	2008	2007

Property disposition gains	$—	$28	$164	$144
Impairment loss	(147)	—	(147)	—
Revenue from discontinued operations	14	28	76	108
Operating expenses	(8)	(14)	(41)	(55)

	(141)	42	52	197
Interest expense	(3)	(6)	(19)	(26)

Funds from discontinued operations and gains	(144)	36	33	171
Depreciation and amortization	(2)	(4)	(10)	(15)
Non-controlling interests	—	(2)	—	(33)
Future income taxes	7	(5)	(30)	(34)

Discontinued operations	$(139)	$25	$(7)	89

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2008	2007	2008	2007

Revenue from continuing operations (i)	$552	$540	$2,225	$2,076
Operating expenses	(230)	(222)	(897)	(816)

Net operating income	$322	$318	$1,328	$1,260

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2008	2007	2008	2007

Revenue	$153	$271	$505	$700
Operating expenses	(107)	(191)	(361)	(463)

Net operating income	$46	$80	$144	$237

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2008	2007	2008	2007

Interest on debt securities(i)	$(32)	$7	$(13)	$26
Interest on redeemable equity interests	8	6	36	29

	(24)	13	23	55
Non-cash component	(29)	(18)	(93)	(82)

Total interest expense — capital securities — fund subsidiaries	$(53)	$(5)	$(70)	$(27)

(i)	Current quarter includes a non-cash gain of $38 million on settlement of debt security in U.S. Office Fund.
NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2008	2007	2008	2007

Non-controlling interest	$18	$5	$74	$62
Non-cash component	(25)	(27)	(96)	(137)

Total non-controlling interests — fund subsidiaries	$(7)	$(22)	$(22)	$(75)